

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Anthony Vang
Treasurer and Principal Accounting Officer
SecureTech Innovations, Inc.
2355 Highway 36 West, Suite 400
Roseville, MN 55113

> **Re: SecureTech Innovations, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed May 1, 2024**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2024**
> **Filed May 15, 2024**
> **File No. 000-55927**

Dear Anthony Vang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing